Navios Maritime Partners L.P.
Reports Financial Results for the Second Quarter and Six Months Ended June 30, 2010
•	1.2% increase in cash distribution to $0.42 per unit for Q2 2010

•	61.8% increase in quarterly EBITDA to $24.6 million

•	50.0% increase in quarterly revenues to $33.3 million
     PIRAEUS, GREECE, July 26, 2010 — Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM), an owner and operator of dry cargo vessels, reported its financial results for the second quarter and six months ended June 30, 2010.
     Ms. Angeliki Frangou, Chairman and Chief Executive Officer of Navios Partners, stated: “I am pleased with our performance during the second quarter. We raised $92.3 million in the equity markets and purchased the Navios Pollux. The acquisition of the Navios Pollux increases the average charter coverage of our fleet to 4.4 years and reduces the average age of our fleet to 5.7 years. We have also increased our quarterly distributions by 1.2% to $0.42 per unit for the second quarter of 2010, representing an aggregate increase of 2.4% in 2010.”
Throughout this press release, EBITDA for the three and six months ended June 30, 2009 represents net income before interest, depreciation and amortization and before non-cash consideration for the release of the obligation to acquire the Navios Bonavis.
RECENT DEVELOPMENTS
Increase in Cash Distributions
     The Board of Directors of Navios Partners declared a cash distribution for the second quarter of 2010 of $0.42 per unit. This represents an increase of 1.2% from the cash distribution of $0.415 per unit declared in the first quarter of 2010. The distribution is payable on August 12, 2010 to holders of record on August 9, 2010.
Vessel acquisition
     On May 21, 2010, Navios Partners purchased from Navios Holdings the vessel Navios Pollux, a 180,727 dwt Capesize vessel built in 2009, for a price of $110.0 million. Navios Pollux has been chartered out at a net rate of $42,250 per day until July 2019. The annual EBITDA is expected to be approximately $13.2 million.
     Following the acquisition of Navios Pollux, Navios Partners’ operational fleet consists of 14 drybulk vessels comprised of one Ultra-Handymax, three Capesize and ten Panamax vessels. The fleet has a total capacity of approximately 1.3 million dwt and an average age of approximately 5.7 years.
Navios Alegria Charter Party
     We have entered a new charter party agreement for Navios Alegria at a net rate of $16,984 plus profit sharing of 50% above the rate of $16,984 per day based on Baltic Panamax TC Average, calculated and settled every 15 days. The term of this charter party is three years commencing in January 2011.

Completion of Offering of 5,175,000 Common Units raising $92.3 million gross proceeds
     On May 5, 2010, Navios Partners completed its public offering of 4,500,000 common units at $17.84 per unit and raised gross proceeds of approximately $80.3 million to fund its fleet expansion. The net proceeds of this offering were approximately $76.7 million. On the same date, the overallotment option was exercised resulting in the issuance of 675,000 additional common units, raising additional gross proceeds of $12.0 million and net proceeds of approximately $11.5 million. Pursuant to this offering, Navios Partners issued 105,613 additional general partnership units to its General Partner raising net proceeds of $1.8 million.
Credit Facility
     On June 1, 2010, Navios Partners borrowed an additional $35.0 million under a new tranche to its existing credit facility (“Credit Facility”) to partially finance the acquisition of Navios Pollux. The amendment provides for, among other things, a new margin ranging from 1.45% to 1.80% depending on the applicable loan to value ratio.
Long Term and Insured Cash Flow
     Navios Partners has entered into long-term time charter-out agreements for all 14 vessels with a remaining average term of 4.4 years, providing a stable base of revenue and distributable cash flow. Navios Partners has currently contracted out 100.0% for 2010, 92.9% for 2011 and 88.3% for 2012 generating revenues of approximately $139.8 million, $140.4 million and $135.5 million, respectively. The average contractual daily charter-out rate for the fleet is $28,633, $29,598 and $29,939 for 2010, 2011 and 2012, respectively. The average daily charter-in rate for the active long-term charter-in vessels for 2010 is $13,449.
     Navios Partners’ charter-out contracts have been insured by an AA+ rated European Union governmental agency.
FINANCIAL HIGHLIGHTS
     For the following results and the selected financial data presented herein, Navios Partners has compiled consolidated statement of operations for the three and six month periods ended June 30, 2010 and 2009. The quarterly 2010 and 2009 information was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA and Operating Surplus are non-US GAAP financial measures and should not be used in isolation or substitution for Navios Partners’ results.

	Three Month	Three Month	Six Month	Six Month
	Period ended	Period ended	Period ended	Period ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	$33,255	$22,154	$62,668	$43,311
EBITDA (1)	$24,592	$15,189	$45,933	$29,917
Net income	$13,184	$3,592	$25,769	$12,551
Earnings per Common unit (basic and diluted)	0.37	0.22	0.75	0.62
Operating Surplus	$34,402	$11,432	$52,210	$21,982
Maintenance and Replacement Capital expenditure reserve	$3,617	$1,957	$6,916	$3,915

(1)	EBITDA for the three and six months period ended June 30, 2009 represents net income before interest, depreciation and amortization and before non-cash consideration for the release of the obligation to acquire the Navios Bonavis.

Three month period ended June 30, 2010
     Time charter and voyage revenues for the three month period ended June 30, 2010 increased by $11.1 million or 50.0% to $33.3 million as compared to $22.2 million for the same period in 2009. The increase was mainly attributable to the acquisitions of the rights to the Navios Sagittarius in June 2009 and the acquisition of the Navios Apollon on October 29, 2009, the Navios Hyperion on January 8, 2010, the Navios Aurora II on March 18, 2010 and the Navios Pollux on May 21, 2010.
     EBITDA increased by $9.4 million to $24.6 million for the three month period ended June 30, 2010 as compared to $15.2 million for the same period of 2009. This $9.4 million increase in EBITDA was due to (a) $11.1 million increase in revenue as a result of the delivery into Navios Partners’ fleet of Navios Sagittarius in June 2009, Navios Apollon in October 2009, Navios Hyperion in January 2010, Navios Aurora II in March 2010 and Navios Pollux in May 2010; and (b) a $0.4 million decrease in time charter and voyage expenses as a result of the exercise of the purchase option of Navios Sagittarius which was owned on January 12, 2010, and to off hire charges during the second quarter of 2010. The above increase was mitigated by a $2.1 million increase in management fees as a result of the increased number of vessels in Navios Partners’ fleet.
     The reserve for estimated maintenance and replacement capital expenditures for the three month periods ended June 30, 2010 and 2009 was $3.6 million and $2.0 million, respectively. Expansion capital expenditures reserve for the three month periods ended June 30, 2010 and 2009 was $110.0 million and $34.6, respectively (please see Reconciliation of Non-GAAP Financial Measures on Exhibit 3).
     Navios Partners generated Operating Surplus for the three month period ended June 30, 2010 of $34.4 million in comparison to $11.4 million for the three month period ended June 30, 2009. Operating Surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of Navios Partners and other master limited partnerships (please see Reconciliation of Non-GAAP Financial Measures on Exhibit 3).
     Net income for the three months ended June 30, 2010 amounted to $13.2 million compared to $3.6 million for the three months ended June 30, 2009. The increase in net income by $9.6 million was due to: (a) a $9.4 million increase in EBITDA; (b) a $6.1 million non-cash compensation expense incurred during the three months ended June 30, 2009; (c) a $0.4 million decrease in interest expense; (d) a $0.1 million increase in interest income; and (e) a $0.1 million decrease in direct vessel expenses. The overall increase of $16.1 million was partly offset by a $6.5 million increase in depreciation and amortization expense due to the acquisition of the Navios Sagittarius, Navios Apollon, Navios Hyperion, Navios Aurora II and Navios Pollux and the favorable lease terms recognized in relation to these acquisitions.
Six month period ended June 30, 2010
     Time charter and voyage revenues for the six month period ended June 30, 2010 increased by $19.4 million or 44.8% to $62.7 million as compared to $43.3 million for the same period in 2009. The increase was mainly attributable to the acquisition of the rights to the Navios Sagittarius in June 2009 and the acquisition of the Navios Apollon on October 29, 2009, the Navios Hyperion on January 8, 2010, the Navios Aurora II on March 18, 2010 and the Navios Pollux on May 21, 2010.
     EBITDA increased by $16.0 million to $45.9 million for the six month period ended June 30, 2010 as compared to $29.9 million for the same period of 2009. This $16.0 million increase in EBITDA was due to: (a) a $19.3 million increase in revenue as a result of the delivery into Navios Partners’ fleet of Navios Sagittarius in

June 2009, Navios Apollon in October 2009, Navios Hyperion in January 2010, Navios Aurora II in March 2010 and Navios Pollux in May 2010; and (b) a $0.5 million decrease in time charter and voyage expenses as a result of the exercise of the purchase option of Navios Sagittarius which was owned on January 12, 2010, and to off hire charges during the first six months of 2010. The above increase was mitigated by (a) a $3.6 million increase in management fees as a result of the increased number of vessels in Navios Partners’ fleet; and (b) a $0.2 million increase in general and administrative expenses.
     The reserve for estimated maintenance and replacement capital expenditures for the six month periods ended June 30, 2010 and 2009 was $6.9 million and $3.9 million, respectively. Expansion capital expenditures reserve for the six month periods ended June 30, 2010 and 2009 was $285.8 million and $34.6 million, respectively (please see Reconciliation of Non-GAAP Financial Measures on Exhibit 3).
     Navios Partners generated Operating Surplus for the six month period ended June 30, 2010 of $52.2 million in comparison to $22.0 million for the six month period ended June 30, 2009. Operating Surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of Navios Partners and other master limited partnerships (please see Reconciliation of Non-GAAP Financial Measures on Exhibit 3).
     Net income for the six months ended June 30, 2010 amounted to $25.8 million compared to $12.6 million for the six months ended June 30, 2009. The increase in net income by $13.2 million was due to: (a) a $16.0 million increase in EBITDA; (b) a $6.1 million non-cash compensation expense incurred during the six months ended June 30, 2009; (c) a $1.6 million decrease in interest expense; (d) a $0.2 million increase in interest income; and (e) a $0.2 million decrease in direct vessel expenses. The overall increase of $24.1 million was partly offset by a $10.9 million increase in depreciation and amortization expense due to the acquisition of the Navios Sagittarius, Navios Apollon, Navios Hyperion, Navios Aurora II and Navios Pollux and the favorable leases terms that were recognized in relation to these acquisitions.
Fleet Employment Profile
     The following table reflects certain key indicators indicative of the performance of Navios Partners and its core fleet performance for the three and six month periods ended June 30, 2010 and 2009.

	Three Month	Three Month	Six Month	Six Month
	Period ended	Period ended	Period ended	Period ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009

Available Days (1)	1,147	840	2,228	1,650
Operating Days (2)	1,142	840	2,218	1,649
Fleet Utilization (3)	99.6%	100.0%	99.6%	99.9%
Time Charter Equivalent (per day)	$28,986	$26,373	$28,130	$26,249
Vessels operating at period end	14	10	14	10

(1)	Available days for the fleet represent total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days associated with major repairs, drydockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.

(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels.
Conference Call details:
     Navios Partners’ management will host a conference call to discuss the results on Monday, July 26, 2010, at 8:30 am EDT.
     Participants should dial into the call 10 minutes before the scheduled time using the following numbers:
US Toll Free Dial In: +1866 819 7111
UK Toll Free Dial In: +0800 953 0329
International Dial In: +44 (0) 1452 542 301
Please quote “NAVIOS MLP”.
A telephonic replay of the conference call will be available until August 2, 2010 by dialing the following numbers:
US Toll Free Dial In: +1866 247 4222
UK Toll Free Dial In: +0800 953 1533
International Dial In: +44 1452 550 000
Access Code: 33433537#
Slides and audio webcast:
     There will also be a live webcast of the conference call, through the NAVIOS MARITIME PARTNERS L.P. website (www.navios-mlp.com) under “Investors”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
     A supplemental slide presentation will be available on the Navios Maritime Partners L.P. website at www.navios-mlp.com under the “Investors” section at 7:45 am EDT on the day of the call.
About Navios Maritime Partners L.P.
     Navios Maritime Partners L.P. (NYSE: NMM), a publicly traded master limited partnership formed by Navios Maritime Holdings Inc (NYSE: NM) is an owner and operator of dry cargo vessels. For more information, please visit our website at www.navios-mlp.com
Forward Looking Statements
     This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contacts
Public & Investor Relations Contact:
Navios Maritime Partners L.P.
Investor Relations
Nicolas Bornozis
Capital Link, Inc.
Tel. (212) 661-7566
E-mail:naviospartners@capitallink.com

EXHIBIT 1
NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars except unit data)

	June 30,	December 31,
	2010	2009
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$48,460	$77,878
Restricted cash	823	13,322
Accounts receivable, net	1,202	602
Prepaid expenses and other current assets	2,287	777

Total current assets	52,772	92,579

Vessels, net	493,199	299,695
Deferred financing costs, net	2,253	1,431
Other long term assets	315	179
Intangible assets other than goodwill	136,743	40,372
Deposits for vessel acquisitions	—	2,500

Total non-current assets	632,510	344,177

Total assets	$685,282	$436,756

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	$648	$518
Accrued expenses	3,811	1,844
Deferred voyage revenue	9,295	9,025
Amounts due to related parties	11,970	1,964

Total current liabilities	25,724	13,351

Long-term debt	271,500	195,000
Unfavorable lease terms	1,664	2,662
Deferred voyage revenue	14,372	17,753

Total non-current liabilities	287,536	215,415

Total liabilities	313,260	228,766

Commitments and contingencies	—	—
Partners’ capital:
Common Unitholders (34,666,034 and 24,291,815 units issued and outstanding at June 30, 2010 and December 31, 2009, respectively)	533,990	369,747
Subordinated Unitholders (7,621,843 units issued and outstanding at June 30, 2010 and December 31, 2009)	(167,493)	(164,004)
General Partner (883,428 and 671,708 units issued and outstanding at June 30, 2010 and December 31, 2009, respectively)	(557)	(3,835)
Subordinated Series A Unitholders (1,000,000 units issued and outstanding at June 30, 2010 and December 31, 2009)	6,082	6,082

Total partners’ capital	372,022	207,990

Total liabilities and partners’ capital	$685,282	$436,756

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

	Three Month	Three Month	Six Month	Six Month
	Period ended	Period ended	Period ended	Period ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Time charter and voyage revenues	$33,255	$22,154	$62,668	$43,311
Time charter and voyage expenses	(2,903)	(3,351)	(5,822)	(6,359)
Direct vessel expenses	(25)	(124)	(57)	(248)
Management fees	(4,836)	(2,639)	(8,894)	(5,249)
General and administrative expenses	(928)	(897)	(2,007)	(1,799)
Depreciation and amortization	(10,019)	(3,501)	(17,709)	(6,778)
Interest expense and finance cost, net	(1,513)	(1,922)	(2,704)	(4,347)
Interest income	149	32	306	89
Compensation expense	—	(6,082)	—	(6,082)
Other income	14	—	58	13
Other expense	(10)	(78)	(70)	—

Net income	$13,184	$3,592	$25,769	$12,551

Earnings per unit:

	Three Month	Three Month	Six Month	Six Month
	Period ended	Period ended	Period ended	Period ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income	$13,184	$3,592	$25,769	$12,551
Earnings attributable to:
Common unit holders	12,133	3,520	22,455	9,132
Subordinated unit holders	787	—	2,799	3,138
General partner unit holders	264	72	515	281
Subordinated Series A unit holders	—	—	—	—

Weighted average units outstanding (basic and diluted)
Common unit holders	32,732,518	15,708,338	29,782,660	14,675,614
Subordinated unit holders	7,621,843	7,621,843	7,621,843	7,621,843
General partner unit holders	843,968	476,575	783,767	455,276
Subordinated Series A unit holders	1,000,000	1,000,000	1,000,000	1,000,000
Earnings per unit- overall (basic and diluted):
Common unit holders	$0.37	$0.22	$0.75	$0.62
Subordinated unit holders	$0.10	$—	$0.37	$0.41
General partner unit holders	$0.31	$0.15	$0.66	$0.62

Subordinated Series A unit holders	$—	$—	$—	$—

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)

	Six Month	Six Month
	period Ended	period Ended
	June 30, 2010	June 30, 2009
	(unaudited)	(unaudited)
OPERATING ACTIVITIES
Net income	$25,769	$12,551

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,709	6,778
Amortization and write-off of deferred financing cost	203	127
Amortization of deferred dry dock costs	57	248
Compensation expense	—	6,082

Changes in operating assets and liabilities:
Increase in restricted cash	(1)	(821)
Increase in accounts receivable	(600)	(166)
(Increase)/decrease in prepaid expenses and other current assets	(1,510)	177
Increase in other long term assets	(193)	—
Increase/ (decrease) in accounts payable	130	(12)
Increase in accrued expenses	1,967	274
(Decrease)/increase in deferred voyage revenue	(3,111)	26,897
Increase in amounts due to related parties	10,006	4,829

Net cash provided by operating activities	50,426	56,964

INVESTING ACTIVITIES:
Acquisition of vessels	(174,592)	—
Acquisition of intangibles other than goodwill	(111,165)	(34,600)

Net cash used in investing activities	(285,757)	(34,600)

FINANCING ACTIVITIES:
Cash distributions paid	(33,088)	(17,350)
Proceeds from issuance of general partner units	3,566	944
Proceeds from issuance of common units, net of offering costs	147,460	33,849
Proceeds from long term debt	89,000	—
Decrease/(increase) in restricted cash	12,500	(7,500)
Repayment of long-term debt and payment of principal	(12,500)	(40,000)
Debt issuance costs	(1,025)	(200)

Net cash provided by/(used in) financing activities	205,913	(30,257)

Decrease in cash and cash equivalents	(29,418)	(7,893)

Cash and cash equivalents, beginning of period	77,878	28,374

Cash and cash equivalents, end of period	$48,460	$20,481

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$2,401	$4,302
Issuance of common units to Navios Holdings related to the acquisition of Navios Aurora II in March 2010	$20,325	$—

EXHIBIT 2

					Original
				Original Charter	Charter Out
				Expiration Date/ New	Rate/ New
			Capacity	Charter Expiration	Charter Out
Owned Vessels	Type	Built	(DWT)	Date (1)	Rate per day (2)

Navios Gemini S	Panamax	1994	68,636	February 2014	$24,225
Navios Libra II	Panamax	1995	70,136	December 2010	$23,513
Navios Felicity	Panamax	1997	73,867	June 2013	$26,169
Navios Galaxy I	Panamax	2001	74,195	February 2018	$21,937
Navios Alegria	Panamax	2004	76,466	December 2010	$23,750
				January 2014	$16,984 (3)
Navios Fantastiks	Capesize	2005	180,265	March 2011	$32,279
				February 2014	$36,290
Navios Hope	Panamax	2005	75,397	August 2013	$17,562
Navios Apollon	Ultra Handymax	2000	52,073	November 2012	$23,700
Navios Sagittarius	Panamax	2006	75,756	November 2018	$26,125
Navios Hyperion	Panamax	2004	75,707	April 2014	$37,953
Navios Aurora II	Capesize	2009	169,031	November 2019	$41,325
Navios Pollux	Capesize	2009	180,727	July 2019	$42,250

Long-term Chartered-in Vessels

Navios Prosperity (4)	Panamax	2007	82,535	July 2012	$24,000
Navios Aldebaran (5)	Panamax	2008	76,500	March 2013	$28,391

(1)	Represents the initial expiration date of the time charter and, if applicable, the new time charter expiration date for the vessels with new time charters.

(2)	Net time charter-out rate per day (net of commissions). Represents the charter-out rate during the time charter period prior to the time charter expiration date and, if applicable, the charter-out rate under the new time charter.

(3)	Profit sharing 50% above $16,984/ day based on Baltic Panamax TC Average.

(4)	Navios Prosperity is chartered-in for seven years starting from June 19, 2008 and we will have options to extend for two one-year periods. We have the option to purchase the vessel after June 2012 at a purchase price that is initially 3.8 billion Yen declining each year by 145 million Yen.

(5)	Navios Aldebaran was delivered on March 17, 2008. Navios Aldebaran is chartered-in for seven years and we have options to extend for two one-year periods. We have the option to purchase the vessel after March 2013 at a purchase price that is initially 3.6 billion Yen declining each year by 150 million Yen.

EXHIBIT 3
Disclosure of Non-GAAP Financial Measures
1. EBITDA
     EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes plus the non-cash consideration for the release of the obligation to acquire the Navios Bonavis. EBITDA is included because it is used by certain investors to measure a company’s financial performance. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.
     EBITDA is presented to provide additional information with respect to Navios Partners’ ability to satisfy its obligations including debt service, capital expenditures, working capital requirements and determination of cash distribution. While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.
2. Operating Surplus
     Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures and expansion capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by Navios Partners’ capital assets. Expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by Navios Partners’ capital assets.
     Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by accounting principles generally accepted in the United States.
3. Available Cash
     Available Cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:
•	less the amount of cash reserves established by the board of directors to:
•	provide for the proper conduct of our business (including reserve for maintenance and replacement capital expenditures);

•	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;
•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

     Available Cash is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available cash is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by accounting principles generally accepted in the United States.
4. Reconciliation of Non-GAAP Financial Measures

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	Three Month	Three Month	Six Month	Six Month
	Period ended	Period ended	Period ended	Period ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
	($ ‘000)	($ ‘000)	($ ‘000)	($ ‘000)
Net Cash from Operating Activities	$26,643	$13,916	$50,426	$56,964
Net increase/(decrease) in operating assets	314	(215)	2,304	810
Net increase/(decrease) in operating liabilities	(3,628)	(337)	(8,992)	(31,988)
Net interest cost	1,364	1,890	2,398	4,258
Deferred finance charges	(101)	(65)	(203)	(127)

EBITDA(1)	24,592	15,189	45,933	29,917
Cash interest income	113	32	270	89
Cash interest paid	(1,131)	(2,025)	(2,401)	(4,302)
Expansion capital expenditures	(110,000)	(34,600)	(285,757)	(34,600)
Equity Issuance	89,887	34,793	151,026	34,793
Borrowings to fund expansion capital expenditures	34,558	—	87,975	—
Release of expansion capital expenditures reserve	—	—	62,080	—
Maintenance and replacement capital expenditures	(3,617)	(1,957)	(6,916)	(3,915)

Operating Surplus	34,402	11,432	52,210	21,982
Cash distribution paid relating to the first quarter	—	—	(18,001)	(8,675)
Recommended reserves accumulated as of beginning of January 1	4,459	2,127	4,459	2,127
Reserves accumulated during the first quarter distributed in the second quarter	(193)	1,875	—	—
Recommended reserves held as of quarter end	(20,418)	(5,322)	(20,418)	(5,322)

Available cash for distribution	$18,250	$10,112	$18,250	$10,112

(1)	EBITDA for the three and six month periods ended June 30, 2009 represents net income before interest, depreciation and amortization and before non-cash consideration for the release of the obligation to acquire the Navios Bonavis.